UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): January 30, 2013

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(Registrant's telephone number, including area code): (630) 623-3000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 30, 2013, McDonald's Corporation issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99   Investor Release of McDonald's Corporation issued January 30, 2013: McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 31, 2013

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President—
Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued January 30, 2013: McDonald's Announces Quarterly Cash Dividend

Exhibit 99




Investor Release


FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**
01/30/2013	Investors: Kathy Martin, 630-623-7833
	Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL – Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.77 per share of common stock payable on March 15, 2013 to shareholders of record at the close of business on March 1, 2013.

Upcoming Communications

McDonald's plans to release January 2013 sales information on February 8, 2013.

About McDonald's

McDonald's is the world's leading global foodservice retailer with more than 34,000 locations serving approximately 69 million customers in 119 countries each day. More than 80 percent of McDonald's restaurants worldwide are owned and operated by independent local men and women. To learn more about the company, please visit www.aboutmcdonalds.com.

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